SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DIFFUSION PHARMACEUTICALS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

253748206

(CUSIP Number)

March 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253748206

1	NAME OF REPORTING PERSONS Ally Bridge Group Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,133,281 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,133,281 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,281 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes (a) 140,000 shares of Common Stock of Diffusion Pharmaceuticals Inc. (the “Issuer”), par value $0.001 per share (“Common Stock”), Series A Convertible Preferred Stock of the Issuer, par value $0.001 per share, convertible into 474,841 shares of Common Stock (“Preferred Stock”), and warrants to purchase 512,341 shares of Common Stock (the “Warrants”), each of which are held by ABG II-USL1 Limited; and (b) 6,099 shares of Common Stock held by ABG II-SO Limited. ABG II-USL1 and ABG II-SO are each wholly-owned subsidiaries of Ally Bridge Group Capital Partners II, L.P. (“Ally Bridge Group”). The conversion rights of the Preferred Stock are subject to a 61 day advance notice to the Issuer, which ABG II-USL1 Limited shall submit concurrently with or promptly after the filing of this Schedule 13G with the Securities and Exchange Commission.
(2)	This percentage is calculated based on 11,332,819 shares of Common Stock, which amount includes 10,345,637 shares of Common Stock reported as issued and outstanding as of December 31, 2016 in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017 and assumes (a) the conversion of all 474,841 shares of the Preferred Stock and (b) the exercise of all the Warrants.

CUSIP No. 253748206

1	NAME OF REPORTING PERSONS ABG II-USL1 Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,127,182 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,127,182 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,127,182 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.946% (2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 140,000 shares of Common Stock, Preferred Stock convertible into 474,841 shares of Common Stock, and Warrants to purchase 512,341 shares of Common Stock. The conversion rights of the Preferred Stock is subject to a 61 day advance notice to the Issuer, which ABG II-USL1 Limited shall submit concurrently with or promptly after the filing of this Schedule 13G with the Securities and Exchange Commission.
(2)	This percentage is calculated based on 11,332,819 shares of Common Stock, which amount includes 10,345,637 shares of Common Stock reported as issued and outstanding as of December 31, 2016 in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017 and assumes (a) the conversion of all 474,841 shares of the Preferred Stock and (b) the exercise of all the Warrants.

CUSIP No. 253748206

1	NAME OF REPORTING PERSONS ABG II-SO Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,099 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,099 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,099 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.059% (2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 6,099 shares of Common Stock.
(2)	This percentage is calculated based on 10,345,637 shares of Common Stock reported as issued and outstanding as of December 31, 2016 in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017.

Item 1.

(a)	Name of Issuer: Diffusion Pharmaceuticals Inc. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 2020 Avon Court, #4, Charlottesville, Virginia 22902

Item 2.

(a)

Name of Person Filing:

This Schedule 13G is filed by Ally Bridge Group Capital Partners II, L.P. (“Ally Bridge Group”), an exempted limited partnership organized under the laws of the Cayman Islands, ABG II-USL1 Limited (“ABG II-USL1”), a company incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, and ABG II-SO Limited (“ABG II-SO” and, together with Ally Bridge Group and ABG II-USL1, the “Reporting Persons”), a company incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004.

ABG II-USL1 directly holds (a) 140,000 shares of Common Stock, (b) Preferred Stock convertible into 474,841 shares of Common Stock, and (c) Warrants to purchase 512,341 shares of Common Stock. ABG II-SO directly holds 6,099 shares of Common Stock being reported in this Schedule 13G. ABG II-USL1 and ABG II-SO are each wholly-owned subsidiaries of Ally Bridge Group.

(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Ally Bridge Group is Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

The address of the principal business office of ABG II-USL1 is Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

The address of the principal business office of ABG II-SO is Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

(c)	Citizenship: See Item 2(a).
(d)	Title of Class of Securities: Common Stock, par value $0.001 per share (“Shares”).
(e)	CUSIP Number: 253748206.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or §§ 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) Amount beneficially owned:

See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Shares that are beneficially owned by each Reporting Person as of April 5, 2017.

(b) Percent of class:

See Item 11of the cover pages to this Schedule 13G for the percentage of Shares that are beneficially owned by each Reporting Person as of April 5, 2017.

(a) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Shares that are beneficially owned by each Reporting Person as of April 5, 2017 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2017

ALLY BRIDGE GROUP CAPITAL PARTNERS II, L.P.

By:	/s/ Yu Fan
	Name:	Yu Fan

	Title:	Chief Executive Officer and Chief Investment Officer

ABG II-USL1 LIMITED

By:	/s/ Yeh Shan-ju
	Name:	Yeh Shan-ju

	Title:	Director

ABG II-SO LIMITED

By:	/s/ Yeh Shan-ju
	Name:	Yeh Shan-ju

	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 5, 2016, by and between Ally Bridge Group Capital Partners II, L.P., ABG II-USL Limited and ABG II-SO Limited. **

**	Previously Filed